Exhibit 99.5
Satyam Computer Services Limited
Description of Business
Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, developing software products and business process outsourcing.
Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Satyam BPO Limited (“Satyam BPO”) a majority owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Statement on Significant Accounting Policies
a)	Basis of Consolidation
The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary companies. Subsidiary companies are those in which Satyam Computer Services, directly or indirectly, have an interest of more than one half of the voting power or otherwise have power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.
All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.
Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.
b)	Use of Estimates
The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period / year. Actual results could differ from those estimates.

Satyam Computer Services Limited
c)	Revenue Recognition
i) IT Services
Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period / year in which the change becomes known. Provisions for estimated losses on such engagements are made during the period / year in which a loss becomes probable and can be reasonably estimated.
Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.
Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.
ii) Business Process Outsourcing
Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.
d)	Foreign Currency Transactions/Translations
Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction.
Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.
Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.
In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.
Gains/losses on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period / year.
In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period / year), is recognized in the profit and loss account for the period / year.
Foreign subsidiaries are non-integral in nature. Assets and Liabilities of such subsidiaries are translated at the period / year end exchange rate, income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.
e)	Fixed Assets
Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.
Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the period / year of acquisition.
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Satyam Computer Services Limited

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset.
Capital work in Progress:
Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.
f)	Goodwill and Other Intangible Assets
Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.
g)	Investments
Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost and market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.
h)	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method.
i)	Employee Benefits
Contributions to defined schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for gratuity and leave encashment in accordance with the requirements of revised Accounting Standard — 15 “Employee Benefits” based on actuarial valuation carried out as at the balance sheet date.
j)	Taxes on Income
Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period / year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.
k)	Earnings per Share
The earnings considered in ascertaining Satyam’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the period / year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the period / year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.
l)	Associate Stock Option Scheme
Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as

Satyam Computer Services Limited
deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The employee stock option outstanding is shown under Reserves and Surplus.
m)	Research and Development
Revenue expenditure incurred on research and development is charged to revenue in the period / year in which it is incurred. Assets used for research and development activities are included in fixed assets.
n)	Miscellaneous Expenditure
Miscellaneous expenditure is charged to profit and loss account in the period / year in which it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet

Rs. in crores
		As at	As at	As at
	Schedule	31. 12. 2007	31. 12. 2006	31. 03. 2007
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :

1. Shareholders’ Funds
(a) Share Capital	1	133.91	222.43	178.94
(b) Share application money, pending allotment		3.13	2.38	7.85
(c) Reserves and Surplus	2	6,803.58	5,142.83	5,565.81

2. Loan Funds		6,940.62	5,367.64	5,752.60

Secured Loans	3	191.37	128.02	147.88

		7,131.99	5,495.66	5,900.48

II. Application of Funds :

1. Fixed Assets	4
(a) Gross Block		1,906.89	1,475.21	1,505.44
(b) Less: Depreciation / Amortisation		1,098.96	949.84	984.79

(c) Net Block		807.93	525.37	520.65
(d) Capital Work in Progress		376.76	244.52	301.69

		1,184.69	769.89	822.34

2. Investments	5	—	—	—

3. Deferred Tax Assets (net)	6	74.69	41.91	43.67

4. Current Assets, Loans and Advances
(a) Inventories	7	0.05	0.02	0.02
(b) Sundry Debtors	8	2,199.81	1,511.10	1,743.17
(c) Cash and Bank Balances	9	4,161.55	3,673.96	3,991.42
(d) Loans and Advances	10	313.84	190.77	229.61
(e) Other Current Assets - Interest Accrued on Fixed Deposits		221.01	95.95	64.91

		6,896.26	5,471.80	6,029.13
Less: Current Liabilities and Provisions
(a) Liabilities	11	748.99	588.94	574.53
(b) Provisions	12	274.66	199.00	420.13

		1,023.65	787.94	994.66

Net Current Assets		5,872.61	4,683.86	5,034.47

		7,131.99	5,495.66	5,900.48

Notes on Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

Satyam Computer Services Limited

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Global Head (Corp. Governance)
& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad
Date : January 21, 2008

Satyam Computer Services Limited
Consolidated Profit and Loss Account
Rs. in crores

		For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	For the
		ended	ended	ended	ended	Year ended
	Schedule	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.03.2007
	Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Income

Services

- Exports		2,128.16	1,585.20	5,870.29	4,487.11	6,188.12

- Domestic		67.40	75.92	187.18	218.82	296.96

Other Income	13	70.49	10.17	244.23	112.88	183.28

		2,266.05	1,671.29	6,301.70	4,818.81	6,668.36

Expenditure

Personnel Expenses	14	1,380.64	967.35	3,789.57	2,781.67	3,857.93

Cost of Software and Hardware sold	15	0.68	0.74	1.61	1.77	2.27

Operating and Administration Expenses	16	343.05	283.04	982.11	795.00	1,087.17

Financial Expenses	17	8.12	3.23	15.62	8.50	15.92

Depreciation / Amortisation		42.31	39.37	120.06	113.05	148.44

		1,774.80	1,293.73	4,908.97	3,699.99	5,111.73

Profit Before Taxation		491.25	377.56	1,392.73	1,118.82	1,556.63

Provision for Taxation - Current		65.89	38.43	190.80	127.50	169.38

- Fringe Benefit		4.39	2.99	11.86	8.76	12.89

- Deferred		(12.66)	(1.09)	(30.97)	(28.48)	(30.26)

Profit After Taxation and Before Minority Interest		433.63	337.23	1,221.04	1,011.04	1,404.62

Minority Interest		—	—	—	0.12	0.12

Profit After Taxation and Minority Interest		433.63	337.23	1,221.04	1,011.16	1,404.74

Add: Balance brought forward		3,710.33	2,608.16	3,001.50	2,008.48	2,008.48
Less: Residual dividend and additional dividend tax		0.04	—	0.37	(0.56)	(0.56)

Profit Available for Appropriation		4,143.92	2,945.39	4,222.17	3,020.20	3,413.78

Appropriations :
Interim Dividend @ Re. 1.00 per Equity Share of Rs. 2.00 each (2007 - Rs. 1.00 per Equity Share )		—	—	66.88	65.61	65.61
Final Dividend (2007 - Rs. 2.50 per Equity Share)		—	—	—	—	166.80

Tax on dividends		—	—	11.37	9.20	37.55

Transfer to General Reserve		—	—	—	—	142.32

Satyam Computer Services Limited
Rs. in crores

		For the	For the	For the	For the
		Quarter	Quarter	Nine Months	Nine Months	For the
		ended	ended	ended	ended	Year ended
	Schedule	31.12.2007	31.12.2006	31.12.2007	31.12.2006	31.03.2007
	Reference	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Balance carried to Balance Sheet		4,143.92	2,945.39	4,143.92	2,945.39	3,001.50

Earnings Per Share (Rs. per equity share of Rs. 2 each)

Basic		6.48	5.14	18.27	15.47	21.45

Diluted		6.33	5.00	17.86	15.03	20.98

No. of Shares used in computing Earnings Per Share

Basic		669,099,628	655,652,120	668,235,052	653,675,943	654,853,959

Diluted		684,745,354	674,960,157	683,827,027	672,983,979	669,705,425

Notes on Accounts	18
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director &	Global Head (Corp. Governance)
Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 21, 2008

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet

	Rs. in crores
	As at	As at	As at
	31.12.2007	31.12.2006	31.03.2007
	(Unaudited)	(Unaudited)	(Audited)
1. Share Capital

Authorised :

800,000,000 Equity Shares of Rs. 2 each	160.00	160.00	160.00

100,000,000 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each	100.00	100.00	100.00

Issued and Subscribed :
669,531,220 (December 31, 2006 - 657,091,673; March 31, 2007 - 667,196,009 ) Equity Shares of Rs. 2 each fully paid-up	133.91	131.42	133.44

Nil (December 31, 2006 - 91,009,999; March 31, 2007 - 45,504,999) 0.05% Convertible Redeemable Cumulative Preference Shares of Rs. 10 each fully paid-up (Refer note (d) of Schedule 18 )	—	91.01	45.50

	133.91	222.43	178.94

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up for consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

468,289,738 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of Satyam Computer Services

130,426,642 (December 31, 2006 - 129,713,998; March 31, 2007 - 130,209,472) Equity Shares of Rs. 2 each fully paid-up represent 65,213,321 ( December 31, 2006 - 64,856,999; March 31, 2007 - 65,104,736) American Depository Shares

40,451,220 (December 31, 2006 - 28,011,673; March 31, 2007 - 38,116,009) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of Satyam Computer Services pursuant to the Associate Stock Option Plan - B (ASOP-B) and Associate Stock Option Plan (ADS ) (ASOP-ADS)

2. Reserves and Surplus

Share Premium Account

As at April 1	1,321.18	1,028.63	1,028.63

Add: Received on account of issue of ASOP	36.89	128.31	292.55
Less: Utilised for premium on redemption of preference shares of subsidiary	10.87	—	—

	1,347.20	1,156.94	1,321.18

Satyam Computer Services Limited

Rs. in crores
	As at	As at	As at
	31.12.2007	31.12.2006	31.03.2007
	(Unaudited)	(Unaudited)	(Audited)
Capital Reserve

As at April 1	765.65	720.14	720.14
Add: Gain on dilution on conversion of preference shares to equity shares of Subsidiary	2.30	—	45.51

	767.95	720.14	765.65

General Reserve

As at April 1	466.46	407.15	407.15

Add : Transfer from the Profit and Loss Account	—	—	142.32
Less : Provision for leave encashment (Refer note (q) of Schedule 18)	0.16	17.52	17.47
Less: Utilised on issue of bonus shares (Refer note (m) of Schedule 18)	—	65.54	65.54

	466.30	324.09	466.46

Currency Translation Reserve	(7.27)	(4.03)	(5.45)

Employee Stock Options

Employee Stock Options Outstanding	180.71	0.30	180.61

Less: Deferred Employee Compensation	95.23	—	164.14

	85.48	0.30	16.47

Balance in Profit and Loss Account	4,143.92	2,945.39	3,001.50

	6,803.58	5,142.83	5,565.81

3. Secured Loans

Bank Overdraft	60.14	23.07	3.41

External Commercial Borrowing	41.18	46.22	45.55

Working Capital Loans	43.80	43.00	43.00

Export Packing Credit	20.68	—	41.76

Vehicle Loans	25.00	15.55	14.16

Interest accrued and due	0.57	0.18	—

	191.37	128.02	147.88

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet

4. Fixed Assets

Rs. in crores
	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK
	As at			As at	As at	For the	On	As at	As at	As at
DESCRIPTION	01.04.2007	Additions	Deletions	31.12.2007	01.04.2007	period @	Deletions	31.12.2007	31.12.2007	31.03.2007
									(Unaudited)	(Audited)

1. Goodwill	125.23	203.37	—	328.60	—	—	—	—	328.60	125.23

2. Land & Land Development

-Freehold*	8.24	—	—	38.24	—	—	—	—	38.24	38.24

-Leasehold	8.13	0.72	—	8.85	0.03	0.01	—	0.04	8.81	8.10

3. Buildings**	101.76	15.46	—	117.22	16.84	3.08	—	19.92	97.30	84.92

4. Plant and Machinery (Including Computers and Software)	948.85	127.51	2.16	1,074.20	776.40	88.39	2.03	862.76	211.44	172.45

5. Office Equipment	34.62	8.12	0.35	42.39	21.21	4.67	0.25	25.63	16.76	13.41

6. Furniture, Fixtures and Interiors	209.46	34.44	—	243.90	153.43	17.20	0.03	170.60	73.30	56.03

7. Vehicles	39.15	19.77	5.43	53.49	16.88	6.65	3.52	20.01	33.48	22.27

Total	1,505.44	409.39	7.94	1,906.89	984.79	120.00	5.83	1,098.96	807.93	520.65

As at 31.12.2006 (Unaudited)	1,317.21	164.37	6.37	1,475.21	840.21	113.25	3.62	949.84	525.37	—

*	Includes Rs. 12.24 crores ( March 31, 2007 — 12.24 crores) in respect of which deed of conveyance is pending.

**	Includes Rs. 38.85 crores ( March 31, 2007 — 38.85 crores) constructed on leasehold land.

@	Depreciation for the quarter includes (Rs. 0.06 crores) considered in Currency Translation Reserve due to translation of non-integral foreign subsidiaries.

Satyam Computer Services Limited
   Schedules annexed to and forming part of the Consolidated Balance Sheet
Rs. in crores

	As at 31.12. 2007		As at 31.12. 2006		As at 31.03. 2007
	(Unaudited)		(Unaudited)		(Audited)
5. Investments

Long Term
i) Trade (Unquoted )

Other Investments

Jasdic Park Company
(480 Shares of J Yen 50,000 each, fully paid-up)	0.75		0.75		0.75
Less: Received on liquidation	0.26		0.26		0.26
Less : Provision for diminution	0.49	—	0.49	—	0.49	—

Intouch Technologies Limited
(833,333 Shares of 20 US cents each, fully paid-up)	10.90		10.90		10.90
Less : Provision for diminution	10.90	—	10.90	—	10.90	—

Medbiquitious Services Inc.,
(334,000 shares of ‘A’ series Preferred Stock of US $0.001 each, fully paid-up)	1.57		1.57		1.57
Less : Provision for diminution	1.57	—	1.57	—	1.57	—

Avante Global LLC.,
(577,917 class ‘A’ units representing a total value of US $540,750 fully paid-up )	2.54		2.54		2.54
Less : Provision for diminution	2.54	—	2.54	—	2.54	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		—		—		—
		—		—		—

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Balance Sheet
Rs. in crores

	As at	As at	As at
	31.12.2007	31.12.2006	31.03.2007
	(Unaudited)	(Unaudited)	(Audited)
6. Deferred Tax Assets (net)

Debtors — Provision for doubtful debts	12.06	11.86	11.83
Advances — Provision for doubtful advances	1.45	1.43	1.43
Fixed Assets — Depreciation	(12.19)	(24.57)	(24.13)
Others — Retirement Benefits etc.	73.37	53.19	54.54

	74.69	41.91	43.67

7. Inventories

Traded software and hardware	0.05	0.02	0.02

8. Sundry Debtors (Unsecured)

Considered good *
(a) Over six months old	78.62	21.84	25.95
(b) Other debts	2,121.19	1,489.26	1,717.22

	2,199.81	1,511.10	1,743.17
Considered doubtful	113.82	95.04	98.53

	2,313.63	1,606.14	1,841.70
Less: Provision for doubtful debts	113.82	95.04	98.53

	2,199.81	1,511.10	1,743.17

* Debtors include Unbilled Revenue — Rs. 332.07 crores (December 31, 2006 - 246.90 crores; March 31, 2007 - 163.24 crores)

9. Cash and Bank Balances

Cash on hand	0.14	0.29	0.08
Remittances in Transit	0.28	0.09	—

Balances with Scheduled Banks
- on Current accounts	675.14	247.20	424.29
- on Deposit accounts	3,326.88	3,239.21	3,371.26
Unclaimed Dividend Accounts	7.47	7.24	6.33
Balances with Non-Scheduled Banks*
- on Current Accounts	150.82	160.74	178.53
- on Deposit Accounts	0.82	19.19	10.93

	4,161.55	3,673.96	3,991.42

*	Refer note (i) of schedule18

Satyam Computer Services Limited
Rs. in crores

	As at	As at	As at
	31.12.2007	31.12.2006	31.03.2007
	(Unaudited)	(Unaudited)	(Audited)
10. Loans and Advances
(Considered good unless otherwise stated)

Secured — Loans	0.02	0.09	0.04
Unsecured — Advances recoverable in cash or in kind or for value to be received	195.51	103.64	139.51
- Deposits	118.31	87.04	90.06
Considered doubtful — Advances	27.07	17.24	23.21

	340.91	208.01	252.82
Less: Provision for doubtful Advances	27.07	17.24	23.21

	313.84	190.77	229.61

11. Liabilities

Sundry Creditors
- Dues to micro enterprises and small enterprises	—	—	—
- Dues to other than micro enterprises and small enterprises	427.77	409.00	415.69

	427.77	409.00	415.69
Advances from Customers	29.04	1.64	1.74
Unearned Revenue	161.11	108.40	87.52
Investor Education Protection Fund shall be credited by the following amounts - Unclaimed Dividends	7.47	7.24	6.33
Interest accrued but not due on loans	0.44	0.47	0.47
Other Liabilities	123.16	62.19	62.78

	748.99	588.94	574.53

12. Provisions

Provision for Taxation (Less payments)	57.23	38.89	62.05
Proposed Dividend (Including tax thereon)	—	—	195.15
Provision for Gratuity and Leave Encashment	217.43	160.11	162.93

	274.66	199.00	420.13

Satyam Computer Services Limited
Schedules annexed to and forming part of the Consolidated Profit and Loss Account

Rs. in crores
		For the	For the	For the	For the	For the
		Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
		31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

13.	Other Income

	Interest on Deposits — Gross {Tax Deducted at Source Rs. 45.91 crores} ( nine months ended December 31, 2006 - 22.50 crores; year ended March 31, 2007 - 37.12 crores)	67.98	43.28	203.44	101.70	167.26
	Gain/(Loss) on exchange fluctuations (net)	(2.98)	(35.48)	32.66	7.89	11.88

	Miscellaneous Income	5.49	2.37	8.13	3.29	4.14

		70.49	10.17	244.23	112.88	183.28

14.	Personnel Expenses

	Salaries and bonus	1,265.69	898.61	3,450.50	2,585.19	3,553.42
	Contribution to Provident and other funds	86.83	63.72	253.31	182.56	267.44
	Staff welfare expenses	5.27	5.02	16.75	14.10	21.08

	Employee stock compensation expense	22.85	—	69.01	(0.18)	15.99

		1,380.64	967.35	3,789.57	2,781.67	3,857.93

15.	Cost of software and hardware sold

	Opening inventory	0.02	0.18	0.02	0.19	0.19

	Add: Purchases (net of returns)	0.71	0.58	1.64	1.60	2.10

	Less: Closing inventory	0.05	0.02	0.05	0.02	0.02

		0.68	0.74	1.61	1.77	2.27

16.	Operating and Administration Expenses

	Rent	37.96	26.14	99.82	73.63	100.75
	Rates and taxes	8.05	5.64	23.18	17.85	26.76
	Insurance	4.18	4.07	12.39	12.34	17.33
	Travelling and conveyance	123.48	109.36	347.98	285.57	397.89
	Communication	24.83	20.09	69.43	60.04	78.70
	Printing and stationery	1.59	2.31	6.66	7.71	9.62
	Power and fuel	13.47	9.47	38.57	28.25	37.89

Satyam Computer Services Limited

Rs. in crores
		For the	For the	For the	For the	For the
		Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
		31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

	Advertisement	1.41	0.40	5.12	2.90	3.92
	Marketing expenses	18.12	15.68	52.39	48.68	64.13
	Repairs and maintenance
	- Buildings	1.37	0.97	3.22	2.35	2.76
	- Machinery	6.75	4.89	17.84	13.16	18.85
	- Others	7.20	7.87	21.90	19.85	29.84
	Security services	2.03	1.36	5.55	3.57	4.97
	Legal and professional charges	55.53	41.00	145.33	115.52	147.52
	Provision for doubtful debts and advances	7.49	5.50	20.91	9.97	19.55
	Loss on sale of Fixed assets (net)	0.36	0.27	1.25	0.73	0.88
	Directors’ sitting fees	0.01	0.01	0.04	0.03	0.04
	Auditors’ remuneration	0.94	0.45	2.71	1.32	4.21
	Donations and contributions	1.11	0.86	4.54	2.60	3.63
	Subscriptions	1.43	0.93	3.75	2.18	3.15
	Training and development	7.92	8.46	32.23	17.76	24.91
	Research and development	0.33	0.31	1.15	0.95	1.29
	Software charges	3.38	2.88	12.10	13.69	21.89
	Managerial Remuneration
	- Salaries	0.52	0.09	1.58	0.26	1.66
	- Commission	0.18	0.15	1.37	0.45	0.95
	- Contribution to Provident Fund	0.01	0.01	0.03	0.03	0.04
	- Others	0.07	0.06	0.19	0.17	0.23
	Visa charges	7.49	8.22	35.51	37.54	44.74
	Miscellaneous expenses	5.84	5.59	15.37	15.90	19.07

		343.05	283.04	982.11	795.00	1,087.17

17.	Financial Expenses

	Interest on Export packing credit	0.14	—	0.94	0.03	0.22
	Interest on working capital loans	1.80	1.36	5.15	4.54	6.31
	Interest on Overdraft	1.76	0.47	3.81	1.03	1.45
	Other finance charges	4.42	1.40	5.72	2.90	7.94

		8.12	3.23	15.62	8.50	15.92

Satyam Computer Services Limited
18. Notes on Accounts
a)	List of domestic and foreign subsidiaries and joint ventures considered for consolidation:-

		Country of	Extent of holding (%) as at
Sl. No.	Name of the Company	Incorporation	December 31, 2007

	Subsidiaries :
1.	Satyam BPO Limited$	India	100.00 **
2.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
3.	Satyam Computer Services (Nanjing) Co. Ltd	China	100.00
4.	Satyam Technologies, Inc.	USA	100.00
5.	Knowledge Dynamics Pte.Ltd. @	Singapore	100.00
6.	Citisoft Plc. *	UK	100.00

	Joint Ventures :
7.	CA Satyam ASP Private Limited	India	50.00
8.	Satyam Venture Engineering Services Private Limited	India	50.00

$	formerly known as “Nipuna Services Limited”

@	Knowledge Dynamics has been consolidated with effective date of October 01, 2005, the date of acquisition.

*	Citisoft Plc. has been consolidated with effective date of May 12, 2005, the date of acquisition.

**	Refer note 18(d).
The reporting date for all the above companies is March 31 except as following:
-	Satyam Computer Services (Shanghai) Co. Ltd. — December 31.

-	Satyam Computer Services (Nanjing) Co. Ltd. — December 31.

-	Satyam Technologies Inc. — December 31.

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Knowledge Dynamics Pte Ltd	Incorporation	December 31, 2007

1.	Info On Demand SDN BHD	Malaysia	100.00
2.	Knowledge Dynamics Private Limited	India	99.99
3.	Knowledge Dynamics USA Inc.	USA	98.00

		Country of	Extent of holding (%) as at
Sl. No.	Subsidiaries of Citisoft Plc.	Incorporation	December 31, 2007

1.	Citisoft Inc.	USA	100.00

b)	Associate Stock Option Schemes
1)	Stock Option Scheme of Satyam Computer Services

i)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in Satyam Computer Services. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by Trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

Satyam Computer Services Limited
ii)	Scheme established after SEBI Guidelines on Stock Options
Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan — B” (ASOP — B) for which 83,454,280 equity shares of Rs. 2 each were earmarked. These warrants vest over a period of 2-4 years from the date of the grant. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 16,660,088 equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006 — 30,245,803; March 31, 2007 — 19,976,210).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2007	2006	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period /year	17,836,785	33,568,564	19,976,210	45,605,388	45,605,388
Granted	—	—	—	—	—
Exercised	(869,543)	(2,344,007)	(2,118,041)	(7,839,797)	(17,448,659)
Cancelled	(296,884)	(978,754)	(1,153,702)	(7,519,788)	(8,180,519)
Lapsed	(10,270)	—	(44,379)	—	—
At the end of the period / year	16,660,088	30,245,803	16,660,088	30,245,803	19,976,210

iii)	Associate Stock Option Plan (ADS)
Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 5,149,330 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).
Accordingly, options (net of cancellation) for a total number of 1,315,027 ADS (December 31, 2006 — 1,713,691; March 31, 2007 — 1,461,064) representing 2,630,054 equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006 — 3,427,382; March 31, 2007 — 2,922,128).
Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period /year	1,391,533	1,766,470	1,461,064	1,991,342	1,991,342
Granted	—	—	—	20,000	20,000
Exercised	(55,950)	(56,679)	(108,585)	(176,399)	(424,136)
Cancelled	(20,556)	(6,100)	(36,712)	(120,252)	(126,142)
Lapsed	—	—	(740)	—	—
At the end of the period / year	1,315,027	1,713,691	1,315,027	1,713,691	1,461,064

iv)	Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
Accordingly, options (net of cancellations) for a total number of 3,242,115 ASOP-RSUs equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006 — Nil; March 31, 2007 — 3,293,140).

Satyam Computer Services Limited

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	3,254,850	—	3,293,140	—	—
Granted	24,000	—	77,000	—	3,293,140
Exercised	—	—	—	—	—
Cancelled	(36,735)	—	(128,025)	—	—
At the end of the period / year	3,242,115	—	3,242,115	—	3,293,140

v)	Associate Stock Option Plan — RSUs(ADS) (ASOP — RSUs(ADS))
Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 13,000,000 equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. The maximum time available to exercise the warrants upon vesting is five years from the date of vesting.
Accordingly, options (net of cancellation) for a total number of 261,135 ADS (December 31, 2006 — Nil; March 31, 2007 — 236,620) representing 522,270 equity shares of Rs. 2 each were outstanding as at December 31, 2007 (December 31, 2006 — Nil; March 31, 2007 — 473,240).

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	257,340	—	236,620	—	—
Granted	11,000	—	43,500	—	236,620
Exercised	—	—	—	—	—
Cancelled	(7,205)	—	(18,985)	—	—
At the end of the period / year	261,135	—	261,135	—	236,620

2)	Stock Option Scheme of Satyam BPO Limited (“Satyam BPO”)
In April 2004, Satyam BPO established its Employee Stock Option Plan (the “ESOP”) for its employees. The exercise price is equal to the fair market value on the date of the grant. These options vest over a period ranging from two to four years, starting with 33.33% in the second year, 33.33% in the third year and remaining 33.34% in the fourth year from the date of grant. Upon granting, they are subject to lock in period of one year.
Accordingly, options (net of cancellations) for a total number of 711,750 equity shares of Rs. 80 each were outstanding as at December 31, 2007 (December 31, 2006 — 1,124,702; March 31, 2007 — 998,702).

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

At the beginning of the period / year	711,750	1,026,000	998,702	1,215,106	1,215,506
Granted	—	98,702	—	324,000	324,000
Exercised	—	—	(286,952)	—	—
Cancelled	—	(400)	—	(414,404)	(540,804)
At the end of the period / year	711,750	1,124,702	711,750	1,124,702	998,702

Satyam Computer Services Limited
c)	Pro forma disclosures
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of Satyam’s net profit and earnings per share would have been as follows:

		Quarter ended December 31,		Nine months ended December 31,		Year ended
		2007	2006	2007	2006	March 31, 2007
	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1.	Profit After Taxation and Minority Interest
	- As reported (Rs. in crores )	433.63	337.23	1,221.04	1,011.16	1,404.74
	- Pro forma (Rs. in crores )	430.30	326.21	1,208.69	968.75	1,354.56
2.	Earnings Per Share:
	Basic
	- No. of shares	669,099,628	655,652,120	668,235,052	653,675,943	654,853,959
	- EPS as reported (Rs.)	6.48	5.14	18.27	15.47	21.45
	- Pro forma EPS (Rs.)	6.43	4.98	18.09	14.82	20.68
	Diluted
	- No. of shares	684,745,354	674,960,157	683,827,027	672,983,979	669,705,425
	- EPS as reported (Rs.)	6.33	5.00	17.86	15.03	20.98
	- Pro forma EPS (Rs.)	6.28	4.83	17.68	14.39	20.23

The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Options	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Dividend yield (%)	0.78	0.75	0.78	0.75	0.78
Expected volatility (%)	56.64	55.46	56.64	55.46	59.01
Risk-free interest rate (%)	8.00	7.00	8.00	7.00	8.00
Expected term (in years)	0.88	1.04	0.88	1.04	0.96

d)	Convertible Redeemable Cumulative Preference Shares
Satyam BPO issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (“Preference shareholders”) for an aggregate consideration of Rs. 91.01 crores (equivalent to US$20 millions). These Preference shares were to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the preference shareholders relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the preference shareholders based on certain triggering events, were redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. Accordingly, Satyam BPO received a notice of conversion of fifty percent of preference shares into equity shares, from its preference share holders, on December 1, 2006. And in January 2007 45,505,000 preference shares have converted into 6,422,267 equity shares of Satyam BPO. The balance preference shares were to be redeemed at a premium to be mutually agreed upon at a later date. Satyam Computer Services guaranteed payment of all sums payable by Satyam BPO to the preference shareholders on redemption of the said preference shares.

Due to the issue of shares by Satyam BPO, Satyam Computer Services’ ownership interest in Satyam BPO was reduced from 100% as at March 31, 2006 to 74% as at March 31, 2007. The shares issued to the Investors are at amounts per share higher than Satyam Computer Services’ average cost per share. With respect to this transaction, the resulting gain of Rs.45.51 crores during the year ended March 31, 2007 has been recorded as an increase in capital reserve. Since the losses applicable to the minority interest in Satyam BPO exceeded the minority interest in the equity capital of Satyam BPO, such excess and further losses have been charged in Satyam’s consolidated statement of income.

On July 27, 2007, Satyam Computer Services has agreed to pay additional consideration of US$1.5 million to the preference share holder if the share purchase closing occurs after August 07, 2007.

On August 14, 2007, Satyam Computer Services purchased 4,816,750 equity shares of Satyam BPO from Olympus BPO Holdings Ltd for Rs.141.81 Crores (Equivalent US$34.88 million). An amount of Rs. 0.35 crores was paid towards stamp duty for the transfer of above shares.

On August 14, 2007, Satyam Computer Services subscribed to further 8,055,000 equity shares of Satyam BPO of Rs. 10 each at a premium of Rs. 60 per share aggregating to Rs. 56.39 crores.

Satyam BPO has redeemed 45,504,999 Preference Shares on August 14, 2007 at a redemption value of Rs.56.37 crores including premium on redemption of Rs.10.87 crores. The premium on redemption was reduced from the share premium account.

Satyam Computer Services Limited
In September 2007, 286,952 Equity shares vested and exercised by Satyam BPO employees under its Employee Stock Option Plan. As a result of the above, Satyam Computer Services ownership interest in Satyam BPO reduced from 95.10% to 94.27% and a gain on dilution of Rs. 2.60 crores has been recorded as increase in Capital Reserve. Satyam Computer Services purchased these 286,952 Equity shares for a consideration of Rs. 8.47 crores. An amount of Rs. 0.02 crores was paid towards stamp duty for the transfer of above shares.

On December 31, 2007, Satyam Computer Services purchased 1,605,617 equity shares of Satyam BPO from Intel Capital (Cayman) Corporation for Rs.45.94 Crores (Equivalent US$11.62 million). An amount of Rs. 0.12 crores was paid towards stamp duty for the transfer of above shares.

Pursuant to the above, Satyam Computer Services’ ownership interest in Satyam BPO increased from 74% as at March 31, 2007 to 100% as at December 31, 2007.
e)	Share application money pending allotment
Amount received from associates of Satyam Computer Services on exercise of stock options, pending allotment of shares is shown as share application money pending allotment.
f)	Secured Loans
Bank Overdraft and Export Packing Credit are secured by way of hypothecation of book debts. External Commercial Borrowing and Working Capital loan are secured by way of movable and immovable property.

Vehicles are hypothecated to the banks as security for the amounts borrowed.
g)	Investments
i.	During May 2005, Satyam Computer Services acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry, with operating presence in London, Boston and New York.

Satyam Computer Services acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 62.35 crores (inclusive of acquisition costs) and a deferred consideration of Rs.13.63 crores (equivalent GBP 1.75 million). Satyam Computer Services was also required to pay a maximum earn out consideration amounting to Rs.18.35 crores (equivalent GBP 2.25 million) based on achievement of targeted revenues and profits and Employee Benefit Trust (EBT) contribution of Rs. 8.00 crores (equivalent GBP 0.9 million).

On June 29, 2006, Satyam Computer Services acquired the remaining 25% shareholding for a consideration of Rs. 27.47 crores (equivalent GBP 3.26 million) and a maximum earn-out consideration of Rs. 28.87 crores (equivalent GBP 3.54 million) based on achievement of targeted revenues and profits and a maximum EBT contribution of Rs. 14.68 crores (equivalent GBP 1.80 million) contingent on Citisoft achieving certain revenue and profit performance targets. Satyam Computer Service paid Rs. 0.65 crores (Equivalent GBP 0.08 million) towards EBT contribution in May 2007.

On June 29, 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders providing for an early exit of the selling shareholders. As per the amendment agreement, an exit consideration of Rs. 14.25 crores (Equivalent GBP 1.74 million) and payment towards EBT of Rs.0.65 crores (Equivalent GBP 0.08 million) is payable by Satyam Computer Services in July 2007 upon selling shareholders agreeing for removal of provisions of deferred consideration, maximum earn-out consideration and a portion of payments towards EBT. The exit consideration and EBT contribution payable as per the amended agreement have been paid in July 2007 and the payment has been recognized as cost of investment by Satyam Computer Services.

ii.	During October 2005, Satyam Computer Services acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

Satyam Computer Services acquired 100% of the shareholding in KDPL for a consideration of Rs. 14.64 crores (inclusive of acquisition costs) and a maximum earn out consideration of Rs. 4.87 crores (Equivalent SGD 1.84 million) payable on April 30, 2008, based on achievement of targeted revenues and profits.

On July 19 2007, Satyam Computer Services entered into an amendment agreement with the selling shareholders of KDPL on agreeing to the terms of the agreement including removal of provisions relating to earn out consideration. As per the amendment agreement, an exit consideration of Rs. 2.97 crores (Equivalent SGD 1.11 million) has been paid by Satyam Computer Services in July 2007. In addition to the exit consideration Satyam Computer Services agreed to make a deferred payment of Rs. 0.99 crores (Equivalent SGD 0.37 million) payable by May 15, 2008.The exit consideration and deferred payment has been recognised as Goodwill. Further Satyam Computer Services agreed to make a maximum earn-out payment of Rs. 1.98 crores (Equivalent SGD 0.74 million) on or before May 15, 2008. The actual amount of earn-out payment to be made is based on the revenue of KDPL for the year 2007-08.

Satyam Computer Services Limited
iii.	On October 23, 2007, Satyam Computer Services announced its intention to acquire 100% of the shares of NITOR Global Solutions Ltd, United Kingdom (“Nitor”), a Company specialized in the Infrastructure Management Services (IMS) space. The total consideration for this acquisition is approximately Rs. 22.29 crores (Equivalent GBP 2.76 million) including a performance-based payment of up to Rs. 10.48 crores (Equivalent GBP 1.3 million) over two years conditional upon specified revenue and profit targets being met. The initial consideration of Rs. 11.81 crores (Equivalent GBP 1.46 million) is payable by January 03, 2008 out of which Rs. 2.13 crores (Equivalent GBP 0.26 million) is payable by October 31, 2007. The transaction has not consummated as on December 31, 2007.
h)	Land

Satyam Computer Services acquired 14.93 acres of land at Hyderabad from Andhra Pradesh Industrial Infrastructure Corporation (APIIC) at a rebate for an aggregate purchase consideration of Rs.7.21 crores. Non-compliance with certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

i)	Balances with Non-Scheduled Banks

			Rs. in crores
	As at December 31,		As at March 31,
	2007	2006	2007
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)

Balances with Non-Scheduled Banks on Current Accounts
ANZ Grindlays Bank, New York	—	—	—
Banco Do Brasil, Brazil	0.52	0.36	0.60
Barclays Bank, London	5.89	3.23	1.37
Bank of America, Boston	5.79	1.09	0.40
Banque Nationale De Paris, Brussels	1.60	1.81	1.80
Banque Nationale De Paris, Euro	—	—	—
Banque Nationale De Paris, Saarbruecken	2.65	1.69	2.40
Banque Nationale De Paris, Hague	1.05	6.80	2.84
Banque Nationale De Paris, Ireland	0.74	1.09	1.66
Banque Nationale De Paris, Italy	0.44	0.80	0.93
Banque Nationale De Paris, France	1.06	1.77	1.88
Banque Nationale De Paris, Saudi Arabia	2.15	0.53	0.19
Banque Nationale De Paris, Singapore	0.17	0.12	0.33
Banque Nationale De Paris, Spain	0.39	1.07	0.60
Banque Nationale De Paris, Switzerland	1.06	5.75	0.37
Banque Nationale De Paris, Taipei	0.92	2.37	2.45
Chase, Canada	0.01	0.01	0.01
Chase, Michigan	1.63	0.40	0.53
China Merchants Bank, Dalian	0.01	—	—
China Merchants Bank, Nanjing	0.10	—	—
Citibank NA, Bangkok	18.10	14.66	14.19
Citibank NA, Brazil	2.18	—	—
Citibank NA, Chicago	—	0.41	—
Citibank NA, Colombo	3.99	—	—
Citibank NA, Denmark	0.87	0.69	0.58
Citibank NA, Dubai	0.42	0.95	0.08
Citibank NA, Hong Kong	0.61	0.79	1.56
Citibank NA, Hungary	0.44	0.34	0.18
Citibank NA, Kuala Lumpur	0.75	0.94	0.80
Citibank NA, London	0.92	1.74	2.25
Citibank NA, New York	1.96	—	9.42
Citibank NA, New Zealand	2.53	2.42	1.37
Citibank NA, Seoul	10.34	7.71	10.39
Citibank NA, Singapore	1.37	5.29	3.81
Citibank NA, Johannesburg	13.49	3.23	2.21
Citibank NA, Sydney	14.24	17.48	18.67
Citibank International Plc, Stockholm	0.33	0.45	0.45
Citibank NA, Toronto	4.23	9.02	2.47
Commerz Bank, New York	—	—	—
Dresdner Bank, Saarbruecken	0.74	7.68	2.82
Hong Kong and Shanghai Banking Corporation, London	15.30	33.92	21.09
Hong Kong and Shanghai Banking Corporation, Mauritius	0.05	—	—
Hong Kong and Shanghai Banking Corporation, Shanghai	0.89	1.76	1.42
Hong Kong and Shanghai Banking Corporation, Tokyo	8.04	4.95	3.83
Koonmin Bank, Seoul	—	—	—
KSB Bank N V, Brussels	3.92	4.14	0.95
Mitsui Sumitomo Bank, Tokyo	2.38	1.12	0.58
Newy York Citibank	0.57	—	—
OCBC Bank, Singapore	1.13	0.60	0.83
OCBC Bank, Kuala Lumpur	—	—	—
Pudong Development Bank, Shanghai	0.16	0.01	—

Satyam Computer Services Limited

			Rs. in crores
	As at December 31,		As at March 31,
	2007	2006	2007
Name of the Bank	(Unaudited)	(Unaudited)	(Audited)

Standard Chartered Bank, Singapore	—	—	—
Standard Chartered Bank, Nanjing	2.00	—	—
UBS, Switzerland	0.20	2.91	7.67
Unicredit Banca, Italy	0.60	0.58	0.57
United Bank, Vienna	6.81	4.13	39.55
Wachovia Bank, Atlanta	2.22	1.48	1.43
Wachovia Bank, New Jersey	2.86	2.45	11.00

	150.82	160.74	178.53

Balances held on Deposit Accounts
Banque Nationale De Paris, Singapore	—	18.36	10.09
Citibank NA, Hungary	0.82	0.83	0.84

	0.82	19.19	10.93

j)	Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on consolidated revenues and net income for the companies in Satyam Computer Services. Satyam evaluates operating segments based on the following two business groups:
•	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the quarter and nine months ended December 31, 2007 and 2006 and for the year ended March 31, 2007 are as follows:
Business Segment

	Rs. in crores
	Quarter ended December 31, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	2,152.16	43.40	—	2,195.56
Inter Segment Sales	—	16.85	(16.85)	—

Total Revenue	2,156.16	60.25	(16.85)	2,156.56

Segment result–Profit/(Loss)	435.79	(6.91)	—	428.88
Interest expense	4.32	3.80	—	8.12
Other income	68.80	1.69	—	70.49
Income taxes	57.32	0.30	—	57.62

Profit/(Loss) from ordinary activities	442.95	(9.32)	—	433.63
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	442.95	(9.32)	—	433.63

Other Segment Information
Capital Expenditure	139.20	4.38	—	143.58
Depreciation	36.81	5.50	—	42.31
Non-cash expenses other than depreciation	30.65	0.05	—	30.70

Satyam Computer Services Limited

	Rs. in crores
	Quarter ended December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	1,629.04	32.08	—	1,661.12
Inter Segment Sales	0.27	11.30	(11.57)	—

Total Revenue	1,629.31	43.38	(11.57)	1,661.12

Segment result–Profit/(Loss)	373.62	(3.00)	—	370.62
Interest expense	1.36	1.87	—	3.23
Other income	10.84	(0.67)	—	10.17
Income taxes	40.18	0.15	—	40.33

Profit/(Loss) from ordinary activities	342.92	(5.69)	—	337.23
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	342.92	(5.69)	—	337.23

Other Segment Information
Capital Expenditure	98.94	6.25	—	105.19
Depreciation	35.34	4.03	—	39.37
Non-cash expenses other than depreciation	5.75	0.02	—	5.77

	Rs. in crores
	Nine months ended December 31, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	5,933.35	124.12	—	6,057.47
Inter Segment Sales	0.07	45.67	(45.74)	—

Total Revenue	5,933.42	169.79	(45.74)	6,057.47

Segment result–Profit/(Loss)	1,181.66	(17.54)	—	1,164.12
Interest expense	5.47	10.15	—	15.62
Other income	238.20	6.03	—	244.23
Income taxes	170.98	0.71	—	171.69

Profit/(Loss) from ordinary activities	1,243.41	(22.37)	—	1,221.04
Minority Interest	—	—	—	—

Profit/(Loss) after Tax and Minority Interest	1,243.41	(22.37)	—	1,221.04

Other Segment Information
Capital Expenditure	470.26	15.04	—	485.30
Depreciation	104.06	16.00	—	120.06
Non-cash expenses other than depreciation	91.11	0.06	—	91.17

	Rs. in crores
	Nine months ended December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	4,612.57	93.36	—	4,705.93
Inter Segment Sales	1.04	28.00	(29.04)	—

Total Revenue	4,613.61	121.36	(29.04)	4,705.93

Segment result–Profit/(Loss)	1,024.91	(10.47)	—	1,014.44
Interest expense	2.76	5.74	—	8.50
Other income	112.91	(0.03)	—	112.88
Income taxes	107.42	0.36	—	107.78

Profit/(Loss) from ordinary activities	1,027.64	(16.60)	—	1,011.04
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and Minority Interest	1,027.76	(16.60)	—	1,011.16

Other Segment Information
Capital Expenditure	303.17	26.27	—	329.44
Depreciation	102.37	10.68	—	113.05
Non-cash expenses other than depreciation	10.44	0.08	—	10.52

Satyam Computer Services Limited

	Rs. in crores
	Year ended March 31, 2007 (Audited)
Description	IT Services	BPO	Elimination	Total

Revenue
Sales to external customers	6,354.40	130.68	—	6,485.08
Inter Segment Sales	1.13	41.01	(42.14)	—

Total Revenue	6,355.53	171.69	(42.14)	6,485.08

Segment result–Profit/(Loss)	1,397.90	(8.63)	—	1,389.27
Interest expense	7.71	8.21	—	15.92
Other income	183.46	(0.18)	—	183.28
Income taxes	151.42	0.59	—	152.01

Profit/(Loss) from ordinary activities	1,422.23	(17.61)	—	1,404.62
Minority Interest	0.12	—	—	0.12

Profit/(Loss) after Tax and Minority Interest	1,422.35	(17.61)	—	1,404.74

Other Segment Information
Capital Expenditure	381.13	36.09	—	417.22
Depreciation	133.73	14.71	—	148.44
Non-cash expenses other than depreciation	36.21	0.21	—	36.42

     Particulars of Segment Assets and Liabilities

Rs. in crores
	As at December 31, 2007 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	4,220.10	359.20	(47.07)	4.532.23
Investments	225.31	—	(225.31)	—
Bank Deposits	3,326.62	1.09	—	3,327.71
Other Assets	295.70	—	—	295.70

Total Assets	8,065.73	360.29	(272.38)	8,155.64

Segment Liabilities	935.59	77.90	(47.07)	966.42
Other Liabilities	88.08	160.53	—	248.61

Total Liabilities	1,023.67	238.43	(47.07)	1,215.03

	Rs. in crores
	As at December 31, 2006 (Unaudited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	2,804.12	142.75	(59.52)	2,887.35
Investments	18.27	—	(18.27)	—
Bank Deposits	3,239.64	18.76	—	3,258.40
Other Assets	137.82	0.04	—	137.86

Total Assets	6,199.85	161.55	(77.79)	6,283.61

Segment Liabilities	749.66	58.91	(59.52)	749.05
Other Liabilities	56.51	110.40	—	166.91

Total Liabilities	806.17	169.31	(59.52)	915.96

	Rs. in crores
	As at March 31, 2007 (Audited)
Description	IT Services	BPO	Elimination	Total

Segment Assets	3,302.98	169.21	(67.82)	3,404.37
Investments	18.27	—	(18.27)	—
Bank Deposits	3,371.84	10.35	—	3,382.19
Other Assets	108.53	0.05	—	108.58

Total Assets	6,801.62	179.61	(86.09)	6,895.14

Segment Liabilities	943.25	57.18	(67.82)	932.61
Other Liabilities	78.79	131.14	—	209.93

Total Liabilities	1,022.04	188.32	(67.82)	1,142.54

Satyam Computer Services Limited
Geographic Segment
Revenue attributable to location of customers is as follows:

	Rs. in crores
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	1,296.86	1,055.40	3,619.21	3,019.88	4,132.28
Europe	460.72	324.54	1,274.36	898.13	1,250.27
Japan	31.94	26.55	84.82	67.63	92.85
India	67.40	75.92	187.18	218.82	296.96
Rest of the World	338.64	178.71	891.90	501.47	712.72

Total	2,195.56	1,661.12	6,057.47	4,705.93	6,485.08

Segment assets based on their location are as follows:

	Rs. in crores
	Segment Assets
	As at December 31,		As at March 31,
	2007	2006	2007
Geographic location	(Unaudited)	(Unaudited)	(Audited)

North America	1,724.53	1,016.09	1,343.59
Europe	725.75	501.14	544.15
Japan	58.47	48.54	57.23
India	1,491.04	985.10	1,102.67
Rest of the World	532.44	336.48	356.73

Total	4,532.23	2,887.35	3,404.37

	Rs. in crores
	Addition to fixed assets
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Geographic location	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	1.80	1.67	4.41	3.5	4.14
Europe	0.60	2.44	8.35	11.28	12.23
Japan	0.49	0.07	2.04	0.23	0.30
India	135.99	99.88	452.77	308.42	394.40
Rest of the World	4.70	1.13	17.22	4.95	6.15

Total	143.58	105.19	485.30	328.38	417.22

k)	Related Party Transactions:

Satyam Computer Services had transactions with the following related parties:

Others: Satyam Foundation Trust (Enterprises where spouses of certain Whole-time Directors and Key Management Personnel are trustees) and Satyam Associate Trust (Enterprises where some of the Key Management Personnel are trustees).

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Ram Mynampati (Whole-time Directors), Prof. Krishna G Palepu (Director), D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli , Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Hetzel Wayne Folden, Joseph J Lagioia, Sreenidhi Sharma, T.S.K Murthy,Venkatesh Roddam, M.Satyanarayana, Deepak Mangla (partly employed), Naresh Jhangiani, Seshadri Krishna, K Srinivas Rao and S. Nagarajaiah Harish.

Summary of the transactions and balances with the above related parties are as follows:

Transactions:

	Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Others
Contributions	1.10	0.85	3.07	2.49	3.48

Satyam Computer Services Limited
Balances:

	Rs. in crores
	As at December 31,		As at
	2007	2006	March 31, 2007
Others	(Unaudited)	(Unaudited)	(Audited)

Advances	5.72	0.72	5.72
Payables	—	0.85	—

Transactions with Directors and Key Management Personnel

	Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Nature of Transactions	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Remuneration to Whole-time Directors	0.60	0.64	1.80	0.95	2.27
Remuneration to Key Management Personnel	5.48	7.76	17.93	18.03	24.01
Professional charges to Director	0.20	—	0.60	—	0.87
Advances to Key Management Personnel	—	—	0.12	1.56	1.58

Balances due to / from Directors and Key Management Personnel

	Rs. in crores
	As at December 31,		As at March 31,
	2007	2006	2007
	(Unaudited)	(Unaudited)	(Audited)

Remuneration payable to Whole-time Directors	0.07	0.07	0.45
Remuneration payable to Key Management Personnel	0.85	0.74	0.89
Advances due from Key Management Personnel	0.17	0.49	0.19
Professional charges payable to Director	0.20	—	0.87

Options granted and outstanding to the Key Management Personnel 2,048,916 {includes 51,850 options granted under ASOP – ADS and 96,000 options granted under ASOP – RSUs (ADS)} (December 31, 2006 – 3,032,845 {includes 98,000 options granted under ASOP – ADS and Nil options granted under ASOP – RSUs (ADS)}; March 31, 2007 – 2,969,128 {includes 139,554 options granted under ASOP – ADS and 61,500 options granted under ASOP – RSUs (ADS)} ).

Options granted and outstanding to a Whole-time Director 1,075,720 {includes 1,025,720 options granted under ASOP – ADS and 50,000 options granted under ASOP – RSUs (ADS)}; December 31, 2006 – 1,025,720 options granted under ASOP – ADS; (March 31, 2007 – 1,075,720 {includes 1,025,720 options granted under ASOP – ADS and 50,000 options granted under ASOP – RSUs (ADS)}).

Options granted and outstanding to Non-executive Directors of Satyam Computer Services and its subsidiary 80,000 {includes 35,000 options granted under ASOP – RSUs (ADS)} (December 31, 2006 – Nil; March 31, 2007 – Nil).

l)	Obligation on long term non-cancelable operating leases

Satyam Computer Services has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the period / year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in crores
	Quarter ended December 31,		Nine Months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Lease rentals (Refer Schedule 16)	37.96	26.14	99.82	73.63	100.75

	As at December 31,		As at March 1,
	2007	2006	2007
	(Unaudited)	(Unaudited)	(Audited)

Obligations on non-cancelable leases
Not later than one year	27.78	21.59	20.23
Later than one year and not later than five years	32.30	19.61	17.20
Later than five years	0.88	2.73	1.43

Total	60.96	43.93	38.86

Satyam Computer Services Limited
m)	Earnings per Share

At the Annual General Meeting of Satyam Computer Services held on August 21, 2006, the shareholders approved a 1:1 bonus issue for all shareholders including the ADS holders i.e. one additional equity share for every one existing equity share held by the members by utilising a part of the general reserves. The record date for the bonus issue was October 10, 2006 and shares were allotted on October 11, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

Calculation of EPS (Basic and Diluted):

		Quarter ended December 31,		Nine Months ended December 31,		Year ended
		2007	2006	2007	2006	March 31, 2007
S.No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Basic
1.	Opening no. of shares	668,549,777	654,634,308	667,196,009	648,899,078	648,899,078
2.	Total Shares outstanding	669,099,628	655,652,120	668,235,052	653,675,943	654,853,959
3.	Profit after Taxation and Minority Interest (Rs. in crores )	433.63	337.23	1,221.04	1,011.16	1,404.74
4.	EPS (Rs.)	6.48	5.14	18.27	15.47	21.45
Diluted
5.	Stock options outstanding	15,645,726	19,308,037	15,591,975	19,308,037	14,851,466
6.	Total shares outstanding (including dilution)	684,745,354	674,960,157	683,827,027	672,983,979	669,705,425
7.	EPS (Rs.)	6.33	5.00	17.86	15.03	20.98

n)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated and included in these financial statements are as follows:

Rs. in crores
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
Description	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Income from Sales and Services	9.81	10.12	28.78	29.67	38.38
Other Income	0.05	1.60	(0.28)	1.81	1.97

Total	9.86	11.72	28.50	31.48	40.35

Personnel expenses	5.54	5.23	16.01	14.96	19.57
Other expenses	3.71	3.28	10.45	9.38	12.74
Interest	—	0.01	0.03	0.07	0.09
Depreciation	0.45	0.52	1.62	1.51	2.02

Total	9.70	9.04	28.11	25.92	34.42

Net Profit	0.16	2.68	0.39	5.56	5.93

Rs. in crores
	As at December 31,		As at
	2007	2006	March 31, 2007
Description	(Unaudited)	(Unaudited)	(Audited)

Secured Loans	0.07	0.05	0.06
Fixed Assets	1.88	3.14	2.96
Inventories	0.05	0.02	0.02
Sundry Debtors	15.87	12.51	12.12
Cash and Bank Balances	13.41	6.57	9.84
Loans and Advances	3.10	5.77	3.32
Interest Accrued on Fixed Deposits	0.06	0.02	0.03
Current Liabilities	12.30	6.33	6.46
Provisions	0.94	0.50	0.61

o) Commitments and Contingencies
i.	Bank Guarantees outstanding Rs. 99.89 crores (December 31, 2006 – Rs. 99.34 crores; March 31, 2007 – Rs. 99.46 crores).

ii.	Contracts pending execution on capital accounts, net of advances, Rs. 418.82 crores (December 31, 2006 – Rs. 183.19 crores; March 31, 2007 – Rs. 164.58 crores).

iii.	Forward & Option Contracts outstanding Rs. 3,662.89 crores (Equivalent US 927.19 millions) {December 31, 2006 — Rs. 1,126.60 crores (Equivalent US$ 253.50 millions), March 31, 2007 — Rs. 1,978.98 crores (Equivalent US$ 452.63 millions)}.Gain/(Loss) on foreign exchange forward and options contracts which are included under the head Gain/(Loss) on

Satyam Computer Services Limited
exchange fluctuation in the profit and loss account amounted to (Rs. 10.87 crores) and Rs. 125.62 crores for the quarter and nine months ended December 31, 2007 respectively { Rs. 20.54 crores and Rs. 5.76 crores for the quarter ended and nine months ended December 31, 2006, year ended March 31, 2007 — Rs. 26.64 crores}. There are no unhedged forex exposures.

iv.	Claims against the company not acknowledged as debts

Income tax and Sales tax matters under dispute — Rs. 39.39 crores (December 31, 2006 — Rs. 22.22 crores; March 31, 2007 — Rs. 22.03 crores)

v.	Arrears on 0.05% Convertible Redeemable Cumulative Preference Shares amounting to Rs. Nil (December 31, 2006 — Rs. 0.13 crores; March 31, 2007 — Rs. 0.14 crores)

vi.	Contingent consideration payable in respect of acquired subsidiary companies Rs. 2.02 crores (December 31, 2006 — Rs. 76.50 crores; March 31, 2007 — Rs. 75.56 crores)

vii.	Satyam Computer Services has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to a maximum of Rs. 78.86 crores (December 31, 2006 — Rs. 88.38 crores; March 31, 2007 — Rs. 87.18 crores) (equivalent US$20 millions).

viii.	Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).

The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois. The Management believes that this will not have any adverse effect upon Satyam’s results of operations, financial condition and cash flows.
p) The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of the company, and the amounts recognized in the consolidated balance sheets and profit and loss account.

Rs. in crores
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2007	2006	2007	2006	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Projected benefit obligation at the beginning of the period / year	62.33	43.98	47.56	35.32	35.34
Current service cost	5.42	2.27	9.88	6.67	8.96
Interest cost	0.86	0.56	2.58	1.76	2.32
Actuarial loss/(gain)	(2.59)	1.19	9.09	6.71	6.17
Benefits paid	(0.91)	(1.58)	(4.00)	(4.04)	(5.25)

Projected benefit obligation at the end of the period / year	65.11	46.42	65.11	46.42	47.54

Amounts recognized in the balance sheet
Projected benefit obligation at the end of the period / year	65.11	46.42	65.11	46.42	47.54
Fair value of plan assets at end of the period / year	—	—	—	—	—

Funded status of the plans — (asset )/ liability	65.11	46.42	65.11	46.42	47.54
Liability recognised in the balance sheet	65.11	46.42	65.11	46.42	47.54

Gratuity cost for the period / year
Current service cost	5.42	2.27	9.88	6.67	8.96
Interest cost	0.86	0.56	2.58	1.76	2.32
Net actuarial (gain)/loss recognised in the period / year	(2.59)	1.19	9.06	6.73	6.19

Net gratuity cost	3.69	4.02	21.52	15.16	17.47

Assumptions
Discount rate	7.80%	7.40%	7.80%	7.40%	8.00%
Long-term rate of compensation increase	7.00%	7.00%	7.00%	7.00%	7.00%

Satyam Computer Services Limited
q)	Provision For Leave encashment

Effective April 01, 2006, Satyam Computer Services has adopted the revised accounting standard (AS-15) on Employee Benefits. Pursuant to the adoption, the transitional obligations of Satyam Computer Services towards leave encashment amounted to Rs. 26.91 crores. As required by the standard, an amount of Rs. 17.52 crores (net of related deferred tax of Rs. 8.86 crores) has been adjusted against opening balance of general reserve as at April 01, 2006.

r)	The financial statements are represented in Rs. crores. Those items which were not represented in the financial statements due to rounding off to the nearest Rs. crores are given below:

Rs. in lakhs
		As at December 31,		As at March 31,
Schedule No.	Description	2007	2006	2007

5(ii)	National Saving Certificates, VIII Series (Lodged as security with government authorities)	0.16	0.16	0.16
	Balances with non-scheduled banks
18(i)	ANZ Grindlays Bank, New York	—	0.10	0.09
	Commerz Bank, New York	0.24	0.24	0.24

s)	Subsequent event

On January 21, 2008, Satyam Computer Services announced its intention of acquiring 100% of the shares of Bridge Strategy Group LLC, (“Bridge”) a Chicago based strategy and general management consulting firm for a total consideration of US$35.0 million comprising of initial consideration, deferred consideration (non-contingent) and a contingent consideration.

t)	Reclassification

Figures for the corresponding period and previous year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Consolidated Cash Flow Statement

Rs. in crores
	For the	For the	For the	For the	For the
	Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
	31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited

Cash Flows from Operating
A. Activities

Net Profit before Tax	442.83	334.12	1,257.16	1,018.30	1,405.24

Financial expenses	8.12	3.23	15.63	8.50	15.92

Depreciation / Amortisation	42.31	39.37	120.06	113.05	148.44

Loss on sale of Fixed Assets	0.36	0.27	1.25	0.73	0.88

Minority Interest	—	—	—	(0.12)	(0.12)
Exchange differences on translation of foreign currency cash and cash equivalents	3.66	30.62	47.50	(12.66)	(9.23)

Operating profit before changes in Working Capital	497.28	407.61	1,441.60	1,127.80	1,561.13

(Increase)/Decrease in Inventories	(0.03)	0.16	(0.03)	0.17	0.17
(Increase)/Decrease in Sundry Debtors	(125.91)	(85.14)	(456.64)	(342.68)	(574.75)
(Increase)/Decrease in Loans and Advances	(27.91)	14.98	(84.23)	(6.45)	(45.29)
Increase/(Decrease) in Current Liabilities and Provisions	140.65	(19.34)	207.61	223.65	212.11

Cash generated from Operating Activities	484.08	318.27	1,108.31	1,002.49	1,153.37

Income Taxes Paid	(124.97)	(57.10)	(207.48)	(134.31)	(157.16)

Net Cash from Operating Activities	359.11	261.17	900.83	868.18	996.21

Cash Flows from Investing
B. Activities

Purchase of Fixed Assets	(97.53)	(105.18)	(230.58)	(296.80)	(385.36)
Acquisition of minority interest in Satyam BPO	(46.06)	—	(196.71)	—	—

Acquisition of Citisoft Plc.	—	—	(33.79)	(22.59)	(22.59)
Acquisition of Knowledge Dynamics Pte Ltd.	—	—	(2.97)	(3.59)	(3.59)

Proceeds from sale of Fixed Assets	0.19	1.26	0.86	2.02	2.67
Proceeds from maturity of Long Term Deposits	—	944.50	—	944.50	1,795.50

Investment in Long Term Deposits	—	(2,379.41)	—	(2,379.41)	(3,308.41)

Interest income received	15.84	100.91	47.34	116.35	212.96

Net Cash used in Investing Activities	(127.56)	(1,437.92)	(415.85)	(1,639.52)	(1,708.82)

Satyam Computer Services Limited

Rs. in crores
	For the	For the	For the	For the	For the
	Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year ended
	31. 12. 2007	31. 12. 2006	31. 12. 2007	31. 12. 2006	31. 03. 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited

Cash Flows from Financing
C. Activities
Proceeds from issue of Share Capital including Share Application money pending allotment	14.53	41.75	34.94	129.85	301.58
Repayment of Preference Share Capital	—	—	(56.37)	—	—

Proceeds from Secured Loans	14.93	4.06	142.66	68.84	153.38
Repayment of Secured Loans	(14.80)	(5.26)	(99.73)	(43.70)	(108.20)

Financial Expenses Paid	(7.95)	(3.09)	(15.09)	(7.85)	(15.45)
Payment of Dividend ( including tax on dividend)	(78.28)	(74.82)	(273.76)	(261.11)	(261.12)

Net Cash (used in) / from Financing Activities	(71.57)	(37.36)	(267.35)	(113.97)	70.19

D. Exchange differences on translation of foreign currency cash and cash equivalents	(3.66)	(30.62)	(47.50)	12.66	9.23

Net Increase/(Decrease) in Cash and Cash equivalents during the period/year	156.32	(1,244.73)	170.13	(872.65)	(633.19)
Cash and Cash equivalents at the beginning of the period/year	696.82	1,688.28	683.01	1,316.20	1,316.20

Cash and Cash equivalents at the end of the period/year	853.14	443.55	853.14	443.55	683.01

Supplementary Information

Cash and Bank Balances	4,161.55	3,673.96	4,161.55	3,673.96	3,991.42
Less: Investment in Long Term Deposits with Scheduled Banks	3,308.41	3,230.41	3,308.41	3,230.41	3,308.41

Balance considered for Cash Flow Statement	853.14	443.55	853.14	443.55	683.01

The balance of Cash and Cash equivalents include amounts set aside for payment of dividends	7.47	7.24	7.47	7.24	6.33
Figures for the corresponding period/year have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

For and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Global Head (Corp. Governance)
& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad
Date : January 21, 2008